SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

The press release issued by DHT Holdings, Inc. (the “Company”) on January 20, 2014 related to the results of its January 20, 2014 Special Meeting of Shareholders is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also, on January 20, 2014, upon receipt of the requisite shareholder vote approving an amendment of the Company’s amended and restated articles of incorporation, the Company filed its further amended and restated articles of incorporation with the Republic of Marshall Islands, which are attached hereto as Exhibit 3.1 and are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

3.1	Amended and Restated Articles of Incorporation of DHT Holdings, Inc., dated January 20, 2014

99.1	Press Release dated January 20, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: January 21, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer